Law Offices of
Gretchen Cowen, APC

6100 Innovation Way ▪ Carlsbad, California  92009
Telephone (760) 931-0903 ▪ Facsimile (760) 438-3026

August 3, 2011

VIA EDGAR SUBMISSION

Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attn:  Ms. Lauren Nguyen, Attorney-Advisor

Re:        Pacific Entertainment Corporation
Amendment No. 3 to Form 10-12G
Filed July 26, 2011
File No. 000-54389

Dear Ms. Nguyen:

On behalf of Pacific Entertainment Corporation (the “Company”), we have set forth below the Company’s responses to the comment letter dated August 2, 2011 that the Company received from the Staff of the United States Securities and Exchange Commission (the “Staff”) relating to Amendment No. 2 to the registration statement on Form 10 (File No. 000-54389) (the “Registration Statement”) filed by the  Company on July 26, 2011.  All references to the “Registration Statement” herein are to Amendment No. 3 to the registration statement on Form 10 filed on May 4, 2011.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each comment.

Simultaneously herewith, the Company is filing Amendment No. 4 (the “Amendment”) to the Registration Statement. The Amendment has been revised to reflect the Company’s responses to the comments from the Staff. All page numbers in the responses below refer to the Amendment.

Business, page 1

Products, page 3

1.           We note your response to our prior comment two. Please revise to include the information in your response letter regarding the remainder sales of DVDs that are purchased from studios here, including the information regarding your lack of written agreements with the studios for these products and the intermittent and unpredictable nature of such sales.

United States Securities & Exchange Commission
Attn:  Ms. Lauren Nguyen, Attorney-Advisor
August 3, 2011

Response:

The disclosure has been revised on pages 2, 12 and 15 in response to the Staff’s comment.

***

If, after your review of this letter and the Amendment, you have any additional questions or comments, please contact the undersigned at your convenience at (760) 931-0903.

Very Truly Yours,
LAW OFFICES OF GRETCHEN COWEN, APC

/s/ Gretchen Cowen
Gretchen Cowen, Esq.

cc:          Sonia Bednarowski
Patrick Kuhn
Lyn Shenk
(U.S. Securities & Exchange Commission)

cc:          Klaus Moeller
Jeanene Morgan
(Pacific Entertainment Corporation)